

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 26, 2010

Todd E. Wille
Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661

> **Re: Unify Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2010**
> **File No. 001-11807**

Dear Mr. Wille:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state that the purpose of the Information Statement is to notify stockholders that you have received written consents approving (i) the issuance of 1,771,429 shares of common stock that could be issued upon conversion of the $6.2 million in Convertible Notes; and (ii) the issuance of shares of common stock issuable upon exercise of the Hercules Warrant. Please tell us whether you also received written consents to approve the issuance of the 2,085,714 shares of common stock. It appears that the issuance of these shares is part of one transaction that exceeds 20% of your total shares outstanding.

2. Please tell us whether you have received, or intend to seek, shareholder approval of the proposed merger with Daegis. If you believe shareholder approval is not required for the merger under Delaware law, please provide us with your analysis in support of this position.

Todd E. Wille
Unify Corporation
July 26, 2010
Page 2

3.   We note that your proposal to issue shares of common stock is related to your
        proposed merger with Daegis. Please advise us why you have not provided the
        information required by Item 14 of Schedule 14A (applicable to Schedule 14C
        pursuant to Item 1 thereof), including the financial statements, in connection with
        this acquisition. See Note A to Schedule 14A.

4.   We note your disclosure that stockholders holding approximately 55.35% of your
        voting power have approved the proposals included in the information statement.
        Please identify the stockholders from whom you received consents. Describe the
        sequence of events through which the consents of these shareholders were
        obtained and provide your analysis as to whether such activities constitute a
        solicitation, as defined in Rule 14a-1(l).

        As appropriate, please amend your filing and respond to these comments within
10 business days. You should provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Exchange Act and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  ▪ the company is responsible for the adequacy and accuracy of the disclosure in
    the filing;

  ▪ staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing;
    and

  ▪ the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of
    the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection

with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel